Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

The following is information provided to Trane employees on February 28, 2008.

**************

Frederic M. Poses

Chairman and Chief Executive Officer

February 28, 2008

Dear Trane Leaders,

I’m writing to you and about 50 other top leaders to provide an update on Trane’s performance, our progress toward completing the acquisition by Ingersoll Rand and specifics about our integration planning. In the interest of keeping our entire organization informed, I’ll also address these topics in my March 1 letter to all employees.

Trane’s performance

As you know, we built our 2008 operating plans with our best knowledge of what the global and regional economic conditions would be for the year. And we built them with contingencies for the downside and with a set of opportunities and risks. As leaders we need to continue to understand what lies ahead and make the appropriate adjustments in our actions. While there may be more economic uncertainty today than in most years, the fundamentals of how we operate and adjust do not change.

We built our overall operating plan with sales growth in the 5-6 percent range and earnings growth in the 10-15 percent range after factoring in contingencies, risks and opportunities. We remain committed to meeting that performance. The best way to do that is to start with a good first quarter and to have in place the actions that will drive success for the rest of the year.

Acquisition process update

We still expect to finalize the acquisition during the second quarter. As you know, our acquisition requires two principal types of approvals – from government antitrust authorities and Trane shareholders.

On Jan. 31, Federal regulators granted Ingersoll Rand and Trane antitrust clearance in the U.S. This is a significant step toward finalizing the acquisition. We also expect to be granted the remaining antitrust clearances by mid-April.

Obtaining Trane shareholder approval starts with filing the proxy statement/prospectus on Form S-4 with the Securities and Exchange Commission (SEC). The prospectus part of the Form S-4 provides details regarding the Ingersoll Rand shares to be issued to Trane shareholders. The proxy statement part of the Form S-4 provides Trane shareholders more information, including the date of the Trane shareholders meeting to vote on the sale and background and reasons for the sale. In early March, Ingersoll Rand expects to file the Form S-4 proxy statement/prospectus including 2007 financials from both companies. After the S-4 is declared effective by the SEC, Trane’s shareowners will vote on the sale.

Once Ingersoll Rand makes the preliminary filing of the Form S-4, we will post it to Trane.com in the Investor Relations section under Financial Statements and SEC Filings. You also will be able to access it under the ticker symbol for Ingersoll Rand (NYSE: IR) at Yahoo Finance under SEC filing (on the left-hand navigation bar under “Company”). You will be able to access the final filing of the Form S-4 in the same ways.

We’ll continue to keep you posted on these filings and other important milestones in the closing process.

Integration planning update

Earlier this month, leaders of the Trane and Ingersoll Rand integration teams attended a launch meeting in Davidson, North Carolina. The teams and their Trane leaders (all have Ingersoll Rand counterparts as co-leaders) are listed at the end of this letter.

These leaders and their Ingersoll Rand co-leaders have identified and engaged team members, and the teams have subsequently appointed sub-teams as needed. All 12 teams have submitted team charters, their preliminary synergy hypotheses, high-level timelines and individual areas of focus. Team members are currently learning as much as they can about both companies’ practices, processes and structures to understand and set priorities for the considerable work ahead of us. Many people from both companies are working very hard to establish and meet their short- and long-term goals. We’ve heard from both organizations that members are engaged and working well together.

Because the two companies must operate separately until the acquisition is complete, there will be no formal organizational announcements concerning company structure and leadership roles. However, we are starting to communicate with some individuals in corporate functions this week about their potential roles. I will continue to keep you and the rest of our senior leaders posted on key developments.

As we start planning to meet the synergy objectives, it’s important to help employees understand our integration effort is not just a cost-cutting exercise. Our goal is to combine our organizations in order to achieve both efficiency and effectiveness, and position Ingersoll Rand for competitive advantage in the long term.

Investors’ perspective

Investors have expressed considerable support for the strategic logic of the sale of Trane to Ingersoll Rand and the potential value of a large, diversified industrial company with strength in climate control technologies. Of course, they want to see that value demonstrated in both the short- and long-term. The value will come from demonstrating both normal growth and productivity as well as realizing the cost synergies Ingersoll Rand promised in the short term and additional growth in the long term. The integration teams are laying the foundation for these results, and that’s why it’s so important that we support this work.

Closing thoughts

From now until the acquisition is complete, we will continue to share information on a timely basis as decisions are made and milestones met. In the meantime, please encourage employees to check the Q&A area of the special IR acquisition section of our companywide iTrane portal <http://itrane/portal/server.pt>, which is periodically updated as questions are submitted through the portal. We will continue to address questions submitted to our iTrane portal feedback <mailto:portalfeedback@trane.com> in a frequent, candid and complete way.

There is a high level of commitment by both companies to launch a successful combined Trane and Ingersoll Rand. Many of you are involved in the integration process, and I thank you for the hard work and commitment you’re demonstrating. Your work is important for both the short- and long-term. “Business as usual,” as we’ve said frequently throughout the past year, is critical. Being successful in both the short- and long-term will say a lot about the success of the combined company. So, please stay focused and continue to be great leaders.

Thanks,

Copy to Herb Henkel

Trane’s integration team leaders

The teams and their Trane leaders (all have Ingersoll Rand counterparts as co-leaders) are:

•	Finance

Executive Sponsor: Pete D’Aloia

Team Leader: Dave Kuhl

•	Legal

Executive Sponsor: Mary Beth Gustafsson

Team Leader: Mary Beth Gustafsson

•	Human Resources & Communications

Executive Sponsors: Larry Costello and Shelly London

Team Leader: Cathy Rago

•	Information Technology

Executive Sponsor: Pete D’Aloia

Team Leader: Allison Roberman

•	Enterprise Services

Executive Sponsor: Pete D’Aloia

Team Leader: Bill Van Syckel

•	Direct Purchasing

Executive Sponsor: Bryan Cook

Team Leaders: Bryan Cook and Scott Myers

•	Indirect Purchasing

Executive Sponsor: Bryan Cook

Team Leader: Bryan Cook

•	Compressor Strategy

Executive Sponsor: Joe Baldwin

Team Leader: Joe Baldwin

•	Facilities

Executive Sponsor: John Conover

Team Leader: John Conover

•	Parts Distribution

Executive Sponsor: David Coghlan

Team Leader: Ken Pinski

•	Service

Executive Sponsor: Larry Wash

Team Leader: Danilo Elez

•	Cold Chain

Executive Sponsor: Bruce Fisher

Team Leader: Bruce Fisher

•	Controls

Team Leader: Mark Weldy

NOTE: The transaction is subject to a vote of the Trane stockholders and requires registration of the shares of Ingersoll-Rand to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends.

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or Ingersoll Rand’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of Ingersoll Rand and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THE Ingersoll Rand ENTITY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about

Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.